SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

AMERICAN REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
029174-10-9
(CUSIP Number)
R. Neil Crouch
1755 Wittington Place, Suite 340
Dallas, Texas 75234
(972) 243-2762
(972) 243-2764 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS International Health Products, Inc., FEI No. 75-2302531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 768,817

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 768,817
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
Item 2. Identity and Background.
     (a)-(c) and (f) This Statement is filed on behalf of International Health Products, Inc., a Nevada corporation (“IHPI” or the “Reporting Person”) which has its principal executive offices locates at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. All of the issued and outstanding common stock of IHPI is owned by a trust for the benefit of the spouse and children of Gene E. Phillips. The name, business address and capacity with IHPI of each of the executive officers or directors of IHPI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.
(d)	In the last five years, neither IHPI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither IHPI nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The consideration paid by IHPI to purchase the 432,917 Shares described in Item 5(c) below (a total of $5,411,462.50) came from delivery to the Seller of an unsecured Promissory Note in the stated principal amount of $5,411,462.50 payable on demand or if no demand occurs prior thereto on June 30, 2011 together with interest at the Wall Street Journal Prime Rate plus 1%, interest payable quarterly as it accrues. Such Note will be paid from the personal funds of IHPI.
Item 4. Purpose of Transaction.
     IHPI acquired the Shares described in Item 5 below as an investment. IHPI as a Reporting Person has no present plans or proposals which would result in IHPI seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, IHPI has no present plans or proposals which relate to or would result in:
(a)	the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that IHPI may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

(b)	an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	a sale or transfer of a material amount of assets of the Issuer and any of its subsidiaries; or

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)	any material change in the present capitalization or dividend policy to Issuer; or

(f)	any other material change in the Issuer’s business or corporate structure; or

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)	causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) According to the latest information available from the Issuer, as of May 15, 2008, the total number of issued and outstanding Shares was 11,194,314 Shares. As of June 30, 2008, after giving effect to the transaction described in Item 5(c) below, IHPI as the Reporting Person owns and holds directly and beneficially 768,817 Shares or approximately 6.87% of a class of outstanding Shares. Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the number of Shares owned by IHPI described above. The only director of IHPI is R. Neil Crouch II who may be deemed to beneficially own pursuant to Rule 13d-3 the 768,817 Shares or approximately 6.87% of the class outstanding. Pursuant to Rule 13d-4, Mr. Crouch expressly declares that the filing of this Statement shall not be construed as an admission that Mr. Crouch is, for the purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Statement.
     (b) Each of the directors of IHPI share voting and dispositive power over the 768,817 Shares held by IHPI.

     (c) During the sixty calendar days ended June 30, 2008, the Reporting Person and its executive officers and did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for IHPI’s acquisition of 432,917 Shares as a single block in a privately negotiated transaction from Cheyenne Asset Management, Inc. for an aggregate purchase price of $5,411,462.50 (approximately $12.50 per Share). IHPI has owned an additional 335,900 Shares (approximately 3% of the outstanding) since September 10, 2007.
     (d) No person other than IHPI or its Board of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by IHPI.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     IHPI does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth on this Statement on Schedule 13D is true, complete and correct.
     Dated: July 2, 2008

INTERNATIONAL HEALTH PRODUCTS, INC.
By:	/s/ R. Neil Crouch, President
R. Neil Crouch, President

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
INTERNATIONAL HEALTH PRODUCTS, INC.

Name and Capacity with		Present Business in which
International Health Products, Inc.	Business Address	Employment is Conducted
R. Neil Crouch Director, President and Treasurer	1755 Wittington Place, Suite 340 Dallas, Texas 75234	General Manager, Cheyenne Asset Management, Inc.

Cecelia Maynard Secretary	1800 Valley View Lane, Suite 300 Dallas, Texas 75234	Administration, Prime Income Asset Management, LLC